Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(dollars in millions, except ratio information)

	Fiscal Years Ended December 31,
	2011	2012	2013	2014	2015

Income from continuing operations before income tax	$866.1	$944.2	$915.6	$826.7	$732.1
Equity in the income of investees	(10.4)	(21.4)	(18.6)	(14.6)	(10.6)
Cash distributions received from equity investees	11.8	21.0	14.4	8.8	10.7
	867.5	943.8	911.4	820.9	732.2

Fixed Charges:
Interest on long-term and
short-term debt including
amortization of debt expense	87.5	94.5	96.5	109.5	274.9

Portion of rental expense as can be
demonstrated to be representative
of the interest factor	73.4	75.3	78.6	79.7	91.1

Total fixed charges	160.9	169.8	175.1	189.2	366.0

Earnings before income taxes and
fixed charges	$1,028.4	$1,113.6	$1,086.5	$1,010.1	$1,098.2

Ratio of earnings to fixed charges	6.39	6.56	6.21	5.34	3.00